Exhibit 99.4

IMPERIAL TOBACCO GROUP PLC

Annual Information Updated for the 12 months to 18 December 2006.

In accordance with Prospectus Rule 5.2, the following has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1.  RIS Announcements

The following UK regulatory announcements have been made via a Regulatory Information Service.  A copy of these announcements can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews or from the company’s website www.imperial-tobacco.com

16.12.2005	Annual Information Update for the 12 months to 16 December 2005
21.12.2005	Transaction in Own Securities
22.12.2005	Transaction in Own Securities
28.12.2005	Transaction in Own Securities
29.12.2005	Transaction in Own Securities
30.12.2005	Transaction in Own Securities
03.01.2006	Transaction in Own Securities
04.01.2006	Transaction in Own Securities
05.01.2006	Transaction in Own Securities
06.01.2006	Transaction in Own Securities
10.01.2006	Transaction in Own Securities
11.01.2006	Transaction in Own Securities
12.01.2006	Notification of Directors/PDMR Shareholding
12.01.2006	Transaction in Own Securities
18.01.2006	Transaction in Own Securities
19.01.2006	Notice of Results
19.01.2006	Transaction in Own Securities
23.01.2006	Transaction in Own Securities
24.01.2006	Transaction in Own Securities
25.01.2006	Transaction in Own Securities
26.01.2006	Transaction in Own Securities
27.01.2006	Transaction in Own Securities
30.01.2006	Notification of Directors/PDMR Shareholding
31.01.2006	AGM Trading Statement
01.02.2006	AGM Results
06.02.2006	Transaction in Own Securities
07.02.2006	Document Re. Resolutions Passed at AGM
07.02.2006	Transaction in Own Securities
14.02.2006	Transaction in Own Securities
15.02.2006	Transaction in Own Securities
16.02.2006	Imperial Tobacco - Acquisition
16.02.2006	Transaction in Own Securities
17.02.2006	Transaction in Own Securities
20.02.2006	Notification of Directors/PDMR Shareholding
20.02.2006	Transaction in Own Securities
21.02.2006	Transaction in Own Securities
22.02.2006	Notification of Directors/PDMR Shareholding
22.02.2006	Transaction in Own Securities
23.02.2006	Transaction in Own Securities
24.02.2006	Document Re. Form 20-F
24.02.2006	Notification of Directors/PDMR Shareholding

24.02.2006	Transaction in Own Securities
01.03.2006	Transaction in Own Securities
02.03.2006	Transaction in Own Securities
13.03.2006	Transaction in Own Securities
14.03.2006	Transaction in Own Securities
15.03.2006	Transaction in Own Securities
16.03.2006	Transaction in Own Securities
17.03.2006	Transaction in Own Securities
22.03.2006	Trading Update
22.03.2006	Transaction in Own Securities
23.03.2006	Transaction in Own Securities
24.03.2006	Transaction in Own Securities
27.03.2006	Transaction in Own Securities
28.03.2006	Transaction in Own Securities
29.03.2006	Transaction in Own Securities
30.03.2006	Manufacturing Restructuring
30.03.2006	Closed Period Share Repurchase Programme
31.03.2006	Transaction in Own Securities
03.04.2006	Transaction in Own Securities
04.04.2006	Transaction in Own Securities
05.04.2006	Transaction in Own Securities
06.04.2006	Transaction in Own Securities
07.04.2006	Transaction in Own Securities
10.04.2006	Transaction in Own Securities
11.04.2006	Transaction in Own Securities
12.04.2006	Transaction in Own Securities
18.04.2006	Transaction in Own Securities
19.04.2006	Appointments of Non-Executive Directors
21.04.2006	Transaction in Own Securities
24.04.2006	Transaction in Own Securities
25.04.2006	Directors Notification
25.04.2006	Transaction in Own Securities
26.04.2006	Interim Results
27.04.2006	Transaction in Own Securities
28.04.2006	Director Declaration
28.04.2006	Transaction in Own Securities
02.05.2006	Transaction in Own Securities
03.05.2006	Transaction in Own Securities
08.05.2006	Notification of Directors/PDMR Shareholding
10.05.2006	Transaction in Own Securities
11.05.2006	Transaction in Own Securities
12.05.2006	Transaction in Own Securities
15.05.2006	Transaction in Own Securities
17.05.2006	Transaction in Own Securities
18.05.2006	Transaction in Own Securities
19.05.2006	Transaction in Own Securities
22.05.2006	Transaction in Own Securities
22.05.2006	Notification of Directors/PDMR Shareholding
23.05.2006	Directorate Change - Board Update
23.05.2006	Transaction in Own Securities
24.05.2006	Transaction in Own Securities
26.05.2006	Notice of Results
31.05.2006	Transaction in Own Securities
01.06.2006	Transaction in Own Securities

05.06.2006	Document re. Interim Report available for inspection
06.06.2006	Transaction in Own Securities
08.06.2006	Transaction in Own Securities
13.06.2006	Transaction in Own Securities
14.06.2006	Transaction in Own Securities
20.06.2006	Transaction in Own Securities
21.06.2006	Transaction in Own Securities
23.06.2006	Transaction in Own Securities
26.06.2006	Transaction in Own Securities
27.06.2006	Transaction in Own Securities
05.07.2006	Transaction in Own Securities
11.07.2006	Transaction in Own Securities
12.07.2006	Transaction in Own Securities
13.07.2006	Transaction in Own Securities
14.07.2006	Transaction in Own Securities
17.07.2006	Transaction in Own Securities
18.07.2006	Transaction in Own Securities
19.07.2006	Transaction in Own Securities
20.07.2006	Transaction in Own Securities
21.07.2006	Transaction in Own Securities
26.07.2006	Transaction in Own Securities
27.07.2006	Transaction in Own Securities
28.07.2006	Manufacturing Restructuring
31.07.2006	Transaction in Own Securities
01.08.2006	Notification of Directors/PDMR Shareholding
01.08.2006	Transaction in Own Securities
02.08.2006	Transaction in Own Securities
03.08.2006	Transaction in Own Securities
04.08.2006	Director Declaration
04.08.2006	Transaction in Own Securities
08.08.2006	Transaction in Own Securities
09.08.2006	Transaction in Own Securities
10.08.2006	Transaction in Own Securities
11.08.2006	Notification of Directors/PDMR Shareholding
23.08.2006	Acquisition
23.08.2006	Transaction in Own Securities
24.08.2006	Transaction in Own Securities
25.08.2006	Notification of Preliminary Results
25.08.2006	Transaction in Own Securities
29.08.2006	Transaction in Own Securities
30.08.2006	Transaction in Own Securities
31.08.2006	Transaction in Own Securities
31.08.2006	Notification of Directors/PDMR Shareholding
01.09.2006	Transaction in Own Securities
04.09.2006	Transaction in Own Securities
05.09.2006	ITG completes the acquisition of worldwide Davidoff cigarette trademark
05.09.2006	Transaction in Own Securities
06.09.2006	Transaction in Own Securities
07.09.2006	Transaction in Own Securities
08.09.2006	Transaction in Own Securities
11.09.2006	Transaction in Own Securities
12.09.2006	Transaction in Own Securities
14.09.2006	Notification of Directors/PDMR Shareholding
14.09.2006	Transaction in Own Securities

15.09.2006	Trading Statement
19.09.2006	Transaction in Own Securities
20.09.2006	Transaction in Own Securities
25.09.2006	Transaction in Own Securities
27.09.2006	Transaction in Own Securities
28.09.2006	Transaction in Own Securities
29.09.2006	Closed Period Share Repurchase Programme
02.10.2006	Transaction in Own Securities
03.10.2006	Transaction in Own Securities
05.10.2006	Transaction in Own Securities
06.10.2006	Director Declaration
10.10.2006	Transaction in Own Securities
11.10.2006	Transaction in Own Securities
18.10.2006	Transaction in Own Securities
19.10.2006	Transaction in Own Securities
23.10.2006	Transaction in Own Securities
24.10.2006	Transaction in Own Securities
26.10.2006	Transaction in Own Securities
30.10.2006	Transaction in Own Securities
31.10.2006	Preliminary Results for the 12 months ended 30 September 2006
01.11.2006	Transaction in Own Securities
02.11.2006	Notification of Directors/PDMR Shareholding
02.11.2006	Supplement to Prospectus
02.11.2006	Transaction in Own Securities
07.11.2006	Transaction in Own Securities
08.11.2006	Transaction in Own Securities
09.11.2006	Transaction in Own Securities
10.11.2006	Transaction in Own Securities
13.11.2006	Transaction in Own Securities
14.11.2006	Transaction in Own Securities
15.11.2006	Transaction in Own Securities
16.11.2006	Transaction in Own Securities
17.11.2006	Transaction in Own Securities
21.11.2006	Notification of Directors/PDMR Shareholding
21.11.2006	Transaction in Own Securities
22.11.2006	Notice of Results
22.11.2006	Transaction in Own Securities
24.11.2006	Transaction in Own Securities
27.11.2006	Transaction in Own Securities
28.11.2006	Board Update
28.11.2006	Transaction in Own Securities
29.11.2006	Transaction in Own Securities
30.11.2006	Transaction in Own Securities
01.12.2006	Transaction in Own Securities
04.12.2006	Transaction in Own Securities
18.12.2006	Document Filing re. Report & Accounts

2.  Documents filed at Companies House

The company has also made the following filings with Companies House.  Copies of these documents can be obtained from Companies House -Companies House, Crown Way, Maindy, Cardiff CF14 3UZ, telephone: 0870 3333 636, email at enquiries@companieshouse.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

21.12.2005	169(1B) Return by a public company purchasing its own shares for holding in treasury
03.01.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
12.01.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
13.01.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
16.01.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
20.01.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
30.01.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
02.02.2006	Two form 288b’s - Terminating appointment as director or Secretary
06.02.2006	AGM resolutions passed by the Company, other than those concerning ordinary business
10.02.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
16.02.2006	Directors Report and Accounts for the period ended 30 September 2005
20.02.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
03.03.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
06.03.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
13.03.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
27.03.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
03.04.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
18.04.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
24.04.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
25.04.2006	Two form 288a’s Appointing directors
04.05.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
05.05.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
12.05.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
22.05.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
13.06.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
19.06.2006	ITG Annual Return despatched to Companies House
21.06.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
21.06.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
22.06.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
30.06.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
03.07.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
14.07.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
21.07.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
24.07.2006	Interim Accounts for the 9 month period ended 30.6.06
26.07.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
02.08.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
11.08.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
11.08.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
16.08.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
24.08.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
08.09.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
13.09.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
18.09.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
28.09.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
09.10.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
10.10.2006	Interim Accounts for the 52 weeks ended 29.9.06
16.10.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
23.10.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
03.11.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
06.11.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
17.11.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
20.11.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
27.11.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury
30.11.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury

11.12.2006	169(1B) Return by a public company purchasing its own shares for holding in treasury

3.  Documents Published and sent to Shareholders

The Imperial Tobacco Group PLC Annual Report and Accounts 2006 and ancillary documents (which were filed with the UKLA Document Viewing Facility on 18 December 2006) can be found on company’s website (www.imperial-tobacco.com), as can the company’s Interim Report which was filed with the UKLA Document Viewing Facility on 5 June 2006.

07.02.2006	Re. AGM Resolutions
24.02.2006	Document re. Form 20-F
05.06.2006	Document re. Interim Report
18.12.2006	Document re. Report and Accounts

4.  Documents filed with the Securities and Exchange Commission

The Company has submitted filings (including Form 20-F, Forms 6-K and Forms S-8) to the Securities and Exchange Commission in the United States of America by virtue of its shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at:
http://www.sec.gov/edgar/searchedgar/companysearch.html
using the company’s Ticker Symbol “ITY”.

Further information is available regarding the Company and its activities via the company website: www.imperial-tobacco.com

In accordance with Section 5.2.7 Prospectus Rules, we confirm that to the best of our knowledge, the information relating to the Company referred to above is up-to-date at the date of this announcement but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

A copy of this Annual Information Update can be obtained from the Company’s registered office:

Imperial Tobacco Group PLC

P O Box 244

Upton Road

Bristol  BS99 7UJ

For further information, please contact

Trevor Williams	Deputy Company Secretary	+44 (0) 117 963 6636

19 December 2006